CUSIP No. 059690107	Page 1 of 24 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

BANCORP RHODE ISLAND, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

059690107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 059690107	Page 2 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 128,952
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 128,952

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 3 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 64,092
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 64,092

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 4 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 63,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 63,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 5 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 310,044
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 310,044

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 6 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 63,676
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 63,676

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 7 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 380,720
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 380,720

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 8 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 380,720
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 380,720

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 9 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 380,720
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 380,720

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 10 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 7,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 7,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 059690107	Page 11 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 117,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 117,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 12 of 24 Pages

Item 1.	Security and Issuer

        This Schedule 13D/A relates to the common stock, par value $0.01 per share (“Common Stock”), of Bancorp Rhode Island, Inc. (the “Company” or “Bancorp RI”). The address of the principal executive offices of the Company is One Turks Head Place, Providence, Rhode Island 02903-2219.

Item 2.	Identity and Background

        This Schedule 13D/A is being filed jointly by the parties identified below. All of the filers of this Schedule 13D/A are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group was attached to the initial Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP; and

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and as individuals.

        (a)-(c)        This Schedule 13D/A is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 059690107	Page 13 of 24 Pages

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 382,220 shares of Common Stock of the Company acquired at an aggregate cost of $13,719,310.

        The amount of funds expended by Financial Edge Fund to acquire the 128,952 shares of Common Stock it holds in its name is $4,638,404. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Bear Stearns Securities Corp. (“Bear Stearns”) on such firms’ usual terms and conditions.

CUSIP No. 059690107	Page 14 of 24 Pages

        The amount of funds expended by Financial Edge Strategic to acquire the 64,092 shares of Common Stock it holds in its name is $2,301,078. Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by Bear Stearns on such firms’ usual terms and conditions.

        The amount of funds expended by Focused Fund to acquire the 117,000 shares of Common Stock it holds in its name is $4,192,004. Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by Bear Stearns on such firms’ usual terms and conditions.

        The amount of funds expended by PL Capital Offshore to acquire the 7,000 shares of Common Stock it holds in its name was $248,690. Such funds were provided from PL Capital Offshore’s available capital and margin provided by Bear Stearns on such firms’ usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 63,676 shares of Common Stock it holds in its name is $2,286,092 Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by Bear Stearns on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name was $35,408. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name was $17,634. Such funds were provided from Mr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s third amendment to its initial Schedule 13D filing. The PL Capital Group owns 8.0% of Bancorp RI.

CUSIP No. 059690107	Page 15 of 24 Pages

        On July 25, 2006, PL Capital representatives Richard Lashley and John Palmer spoke with Ms. Merrill W. Sherman, President and CEO of Bancorp RI and Ms. Linda Simmons, Treasurer and CFO of Bancorp RI. The purpose of the call was to discuss the recently released second quarter operating results as well as management’s plans for the future. In PL Capital’s view, Bancorp RI’s management was not forthcoming with answers to its questions or responsive to its concerns. Management cited Regulation FD as a reason.

        Among other things, Messrs. Palmer and Lashley noted that Bancorp RI had not acquired any stock under the five percent stock repurchase authorization announced on April 18, 2006. Management would not provide any details as to why no stock was repurchased or the analytics used, if any, to evaluate stock repurchases. Messrs. Palmer and Lashley inquired about the prospects for achieving positive operating leverage, noting that year over year revenues (second quarter 2006 versus second quarter 2005) were down approximately 1% while operating expenses were up approximately 7%. Management did not provide any details on this issue other than to cite increased growth in commercial loans and deposits. Messrs. Lashley and Palmer told management that PL Capital is concerned that its modeling projects that Bancorp RI’s efficiency ratio will remain above 70% in 2007 and 2008, versus PL Capital’s expectation for well run commercial banks of 55% to 60%. Management did not confirm or refute PL Capital’s projections. Management claimed that 55-60% was unrealistic and they did not share that level as a goal.

        Messrs. Palmer and Lashley told management that it was PL Capital’s belief that the value of Bancorp RI, if it were to be sold, far exceeded Bancorp RI’s value as an independent entity, and that this valuation gap was not going to be closed by continuing to operate as an independent entity, given its current and prospective track record. PL Capital asked management to provide any evidence that this assumption was incorrect. Management did not provide any specific evidence to rebut this assumption, or that the board and management have analytically evaluated different strategic alternatives.

        Messrs. Palmer and Lashley informed management that PL Capital generally seeks to become actively involved in the companies in which it invests, if needed, and that this call was management’s chance to convince PL Capital why such active involvement was not necessary in this instance. In PL Capital’s view, management failed to provide PL Capital with any reason not to become more actively involved in Bancorp RI.

        On December 7, 2006, Messrs. Palmer and Lashley met with Ms. Sherman and Ms. Simmons. They discussed Bancorp RI’s recent results and prospects and the challenges in the current banking industry environment. Messrs. Palmer and Lashley asked Ms. Sherman if she would arrange a meeting between them and Malcolm Chace, the Chairman of the Bancorp RI Board of Directors, and/or the entire Board of Directors of Bancorp RI. Subsequent to the meeting, Ms. Sherman invited Messrs. Palmer and Lashley to meet with Mr. Chace and the Board Governance and Nominating Committee of the Bancorp RI Board of Directors on January 18, 2007.

        On January 18, 2007, Messrs. Palmer and Lashley met with Mr. Chace and the Board Governance and Nominating Committee and explained their backgrounds and discussed the outlook for banks in general and Bancorp RI specifically. They also discussed Messrs. Palmer’s and Lashley’s qualifications to serve on the Bancorp RI Board of Directors. No agreements on board representation were reached at that time. On January 24, 2007, Mr. Chace verbally informed PL Capital principal Richard Lashley that the Nominating Committee had rejected Messrs. Lashley and Palmer’s request for board representation.

CUSIP No. 059690107	Page 16 of 24 Pages

        Subsequent to Mr. Chace's call, on January 24, 2007, Mr. Lashley notified Bancorp RI of his intention to nominate himself and Mr. Palmer as candidates for election to Bancorp RI’s board of directors at the 2007 Annual Meeting of Shareholders, in opposition to the candidates proposed by Bancorp RI management. In connection with such notice and in full compliance with the requirements of Section 3.03 of Article III of Bancorp RI’s By-Laws, Mr. Lashley provided Bancorp RI with certain information about himself and Mr. Palmer, including, but not limited to, certain personal information (i.e., name, age, business address and residence address), and information regarding their principal occupation and place of employment, their individual share ownership of Common Stock and the absence of conflicts of interest with the Company. A copy of the nomination letter was attached to Amendment No. 2 to the Schedule 13D as Exhibit 2.

        On January 24, 2007 Bancorp RI issued a press release entitled, “Board of Directors of Bancorp Rhode Island, Inc. Declines Shareholder Request to Join Board.” In the press release, Mr. Chace is quoted as saying, “Our Board of Directors is always interested in the views of its shareholders.”

        On January 25, 2007, PL Capital issued a press release titled, “Bancorp Rhode Island Refuses to Allow Largest Outside Shareholder to Ask Questions on Q4 Conference Call.” A copy of this press release is attached as Exhibit 3.

        In a letter dated January 31, 2007, from Mr. Lashley to Bancorp RI, a copy of which is filed herewith as Exhibit 4, Mr. Lashley, on behalf of the PL Capital Group, demanded a list of the shareholders of Bancorp RI and additional related shareholder information.

        In a letter dated February 2, 2007, from Bancorp RI to Mr. Lashley, a copy of which is filed herewith as Exhibit 5, Bancorp RI agreed to provide Mr. Lashley with the list of the shareholders of Bancorp RI and the Cede & Co. breakdown of brokerage and financial institutions. On February 5, 2007, Bancorp RI provided these materials.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D/A, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D/A are calculated based upon the number of outstanding shares of Common Stock, 4,780,521, reported as the number of outstanding shares as of November 1, 2006, in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006.

        The PL Capital Group made no transactions in the Common Stock within the past 60 days.

(A)	Financial Edge Fund

CUSIP No. 059690107	Page 17 of 24 Pages

(a)-(b)	See cover page.

(c)	Financial Edge Fund made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made no transactions in the Common Stock within the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

CUSIP No. 059690107	Page 18 of 24 Pages

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore made no transactions in the Common Stock within the past 60 days.

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made no transactions in the Common Stock within the past 60 days.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

CUSIP No. 059690107	Page 19 of 24 Pages

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no transactions in the Common Stock within the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no transactions in the Common Stock within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

CUSIP No. 059690107	Page 20 of 24 Pages

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 059690107	Page 21 of 24 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Nomination Letter from Richard J. Lashley to the Company, dated January 24, 2007.*
3	Press Release issued by PL Capital, dated January 25, 2007.
4	Letter from Richard J. Lashley to the Company, dated January 31, 2007.
5	Letter from the Company to Richard J. Lashley, dated February 2, 2007.

*Filed previously.

CUSIP No. 059690107	Page 22 of 24 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 23 of 24 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 24 of 24 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley

BANCORP RHODE ISLAND REFUSES TO ALLOW LARGEST OUTSIDE SHAREHOLDER TO ASK
QUESTIONS ON Q4 CONFERENCE CALL

Naperville, IL January 25, 2007 PR Newswire/ — On January 25, 2007, PL Capital Group principal John W. Palmer attended the Bancorp Rhode Island, Inc. (NASDAQ: BARI) quarterly earnings conference call. Mr. Palmer attempted to ask constructive questions about the poor quarterly and year to date operating results during the call. However, Bancorp Rhode Island did not allow him to ask questions.

In Bancorp Rhode Island’s press release of January 24th, Chairman Malcolm Chace was quoted as saying “Our Board of Directors is always interested in the views of its Shareholders.”

Mr. Palmer noted, “There is a disconnect between what the company says in its press releases and how it acts in fact. As an 8.0% owner of the company, I believe we are entitled to make inquires just like any other shareholder.”

PL Capital Group principal Richard J. Lashley added, “The company’s operating results speak for themselves and Bancorp Rhode Island appears unwilling to defend its results to its shareholders.” Mr. Lashley noted that “for the year revenues were down 1.8% while expenses were up over 6% resulting in negative operating leverage, an increased efficiency ratio and decreased earnings per share.”

Mr. Lashley further commented that “I guess Bancorp Rhode Island did not follow the recent Home Depot debacle, where Home Depot refused to have a dialog with its shareholders, which resulted in the ouster of Home Depot’s CEO.”

Mr. Palmer further stated that the “Bancorp Rhode Island results and actions validate our decision to run for two board seats at the 2007 annual meeting of shareholders. We look forward to becoming members of the Board of Directors so that we can advocate for improved financial performance and corporate governance at Bancorp Rhode Island.”

This press release does not constitute a solicitation of proxies for any meeting of Bancorp Rhode Island’s stockholders. Stockholders are urged to read PL Capital Group’s definitive proxy statement when it becomes available because it will contain important information about the solicitation. Shareholders may obtain a free copy of the definitive proxy statement (when available), and any other relevant documents filed by PL Capital Group, from (1) the SEC’s web site at www.sec.gov or (2) PL Capital Group. PL Capital Group consists of the following persons who will be participants in the solicitation: PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; PL Capital Offshore, Ltd.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; and John W. Palmer. Information regarding the participants and their direct or indirect interests in the solicitation will be contained in the definitive proxy statement to be filed by PL Capital Group with the SEC.

Contact:	John W. Palmer 630-848-1340 palmersail@aol.com

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

January 31, 2007

Ms. Margaret D. Farrell
Corporate Secretary
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Re:	Demand For Record of Shareholders and Shareholder List(s)

Dear Ms. Farrell:

        Pursuant to Section 7-1.2-1502 of the Rhode Island Business Corporation Act, and your recent discussions with our counsel, Phillip M. Goldberg, the undersigned, or his duly authorized agent, hereby requests an opportunity to examine during normal business hours the record of shareholders kept by Bancorp Rhode Island, Inc. (“Bancorp Rhode Island”), which gives the names and addresses of all of Bancorp Rhode Island’s shareholders and the number and class of the shares held by each of them, and an opportunity to make copies of or extracts from such documents. I hereby certify to Bancorp Rhode Island that I am the record holder of 500 shares of common stock of Bancorp Rhode Island (as evidenced by the copy of certificate BRI0389 dated May 30, 2006). I am also the beneficial holder of 380,720 shares of the common stock of Bancorp Rhode Island, or 8.0% of the total shares outstanding, as reflected on the attached copy of Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 24, 2007.

        In connection with the foregoing demand, I, or my duly authorized agent, further demand the opportunity to inspect and copy the following, updated as of the date of this letter, all of which should be in the possession of Bancorp Rhode Island or one of its agents:

        1.     All daily stock transfer sheets showing changes in the shareholder list referred to in the preceding paragraph which are in or come into the possession of Bancorp Rhode Island or the transfer agent(s) for the common stock of Bancorp Rhode Island beginning the day following the date of such list.

        2.     All information in Bancorp Rhode Island’s possession and/or subject to its direction or control and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g., Cede & Co.).

        3.     A list of the names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners obtained by Bancorp Rhode Island from brokers and dealers pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. If such list is not available as of a recent date, such list should be requested.

        4.     A list of the names and addresses of employee participants in any stock ownership plan of Bancorp Rhode Island as of the date of the shareholder list.

1

        5.     The Pershing/DLJ omnibus proxy list.

        6.     The Philadep omnibus proxy list.

        7.     Any other omnibus proxies produced by ADP for client banks or brokers, listing among other things any respondent positions.

        8.     Any omnibus proxy produced by Bank of New York, or any other bank or broker, listing among other things any respondent positions.

        9.     Any record date information provided by ADP relative to shares held for their clients, and the number of holders at each of their client firms holding shares of Bancorp Rhode Island.

        I, or my duly authorized agent, further demand that modifications of, additions to or deletions from, any and all information referenced above subsequent to the date of the shareholder lists referred to above be furnished to me as and when the same becomes available to Bancorp Rhode Island or its agents or representatives. In the event any or all of the information encompassed by this demand is available in the form of computer tape or other medium suitable for use by computer or word processor, I, or my duly authorized agent, request inspection and copying of such computer tape or other medium as well as any program, software, manual or other instructions necessary for the practical use of such information.

        I will bear the reasonable costs incurred by Bancorp Rhode Island (including those of its transfer agent(s)) in connection with the production of the information with regard to which demand is made herein, including overnight delivery charges. Please advise Mr. Goldberg of the total costs and we will provide you payment by overnight delivery.

        John W. Palmer, my designated agent, is authorized to make the above-referenced inspection and receive copies and extracts on my behalf pursuant to the Power of Attorney attached hereto. Mr. Goldberg has informed me that you have agreed to copy and ship the requested information which should be sent to Mr. Palmer c/o PL Capital, LLC, 20 E. Jefferson Avenue, Suite 22, Naperville, IL 60540.

        The purposes for requesting such inspection and copying are to communicate with shareholders regarding a possible solicitation of proxies in connection with the upcoming 2007 Annual Meeting of Shareholders.

        Please advise my counsel, Phillip M. Goldberg of Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois 60610 (telephone number: 312-832-4549), as to when the items sought will be made available.

Very truly yours,
/s/ Richard J. Lashley
Richard J. Lashley

cc: Mr. Phillip Goldberg

STATE OF NEW JERSEY	)
	)	ss.
COUNTY OF MORRIS	)

        Richard J. Lashley, having been first duly sworn according to law, did depose, swear and say that he is authorized to execute the foregoing Demand for Record of Shareholders and Shareholder List(s) and to make the demands, designations, authorizations and representations contained therein, and that the matters contained in the foregoing Demand for Record of Shareholders and Shareholder List(s) are true and correct.

/s/ Richard J. Lashley
Richard J. Lashley

Sworn to and subscribed before me by Richard J. Lashley
 this 31ST day of January, 2007 .

/s/ Diane S. Pandazza
Notary Public

My Commission Expires: August 12, 2008

POWER OF ATTORNEY

STATE OF NEW JERSEY	)
	)	ss.
COUNTY OF MORRIS	)

        I, Richard J. Lashley, do hereby make, constitute and appoint John W. Palmer to act on my behalf, to inspect and receive copies of the shareholder records of Bancorp Rhode Island, Inc. requested in the accompanying demand.

By: /s/ Richard J. Lashley
Richard J. Lashley

Sworn to and subscribed before me
this 31st day of January, 2007.

/s/ Diane S. Pandazza
Notary Public

My Commission Expires: August 12, 2008

HinckleyAllenSnyderLLP
ATTORNEYS AT LAW

50 Kennedy Plaza, Suite 1500
Providence, RI 02903-2393
TEL: 401.274.2000
FAX: 401.277-9600
www.haslaw.com

Margaret D. Farrell
mfarrell@haslaw.com
Direct Phone: 401.457.5102

February 2, 2007

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

Re:	Demand For Record of Shareholders and Shareholder List(s)

Dear Mr. Lashley:

This letter will acknowledge receipt of your letter dated January 31, 2007 in which you request an opportunity to examine the record of shareholders kept by Bancorp Rhode Island, Inc. (“Bancorp RI”) as well as certain additional information. Contrary to the statement in your letter, Bancorp RI did not agree to provide all the information requested. As indicated to your counsel, Phillip M. Goldberg of Foley & Lardner, LLP, Bancorp RI will provide you with the shareholder list as well as the Cede & Co. breakdown of brokerage and financial institutions (item 2 of your letter). I informed Mr. Goldberg that you could obtain these materials from Bancorp RI’s proxy solicitation firm, Georgeson Inc. The contact at Georgeson is Tom Cronin.

With respect to the other items requested in your letter, we advise you as follows:

        1.     We do not have daily stock transfer sheets and will not be providing these to you.

        2.     We will provide as indicated.

        3.     We do not have any lists of non-objecting beneficial owners or acquiescing beneficial owners and will not be providing these to you.

        4.     Bancorp RI does not have a stock ownership plan.

        5. and 6. These two proxy lists no longer exist.

        7. and 8. We would expect to provide any omnibus proxies produced by ADP or the Bank of New York when they are available following the record date.

        9.     Your proxy solicitation firm will be able to obtain the record date information provided by ADP when it becomes available.

28 State Street, Boston, MA 02109-1775 TEL: 617.345.9000 FAX: 617.345.9020
43 North Main Street, Concord, NH 03301-4934 TEL: 603.225.4334 FAX: 603.224.8350

HinckleyAllenSnyderLLP
ATTORNEYS AT LAW

Mr. Richard J. Lashley

February 2, 2007

Please have your counsel contact me if you have any questions regarding the information to be provided.

Very truly yours,

/s/ Margaret D. Farrell

Margaret D. Farrell

MDF/lk

cc:	Merrill W. Sherman Phillip Goldberg, Esq.